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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 -----------

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            (Amendment No.  6   )(1)
                                          ------

                           HILTON HOTELS CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  4329 48 10 9
           --------------------------------------------------------
                                 (CUSIP Number)

           Peter F. Ziegler, Esq., Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, California 90071
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 5, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 4 Pages)

--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 4328 48 10 9       SCHEDULE 13D                Page   2 of   4 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  or I.R.S. Identification Nos. of Above
     Persons

 WILLIAM BARRON HILTON
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States of America

-------------------------------------------------------------------------------
 Number of Shares             (7) Sole Voting Power
 Beneficially Owned               22,946,838
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  16,498,736 (Reporting Person disclaims
                                  beneficial ownership as to these shares.)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  22,946,838
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  16,498,736 (Reporting Person disclaims
                                  beneficial ownership as to these shares.)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     39,445,574 (Reporting Person disclaims beneficial ownership as to 16,498,838 of these shares.)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.0
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 6 ("Amendment No. 6") amends and supplements the
Schedule 13D ("Schedule 13D"), relating to the Common Stock, par value $2.50 per share (the "Common Stock"), of Hilton Hotels Corporation (the "Company"), previously filed by William Barron Hilton.

     1. Item 4 of the Schedule 13D, "Purpose of Transaction" and Item 5 of the Schedule 13D, "Interest in Securities of the Issuers" are hereby amended to add the following:

     As previously reported in Amendment No. 5 to the Schedule 13D, on April 2, 1998, the Company filed a Form S-3 Registration Statement (No. 333-49179) (the "Registration Statement") with respect to the sale from time to time by that certain charitable reminder unitrust u/d/t May 8, 1989 (the "Trust"), of which Mr. Hilton is sole trustee, of up to 24,000,000 shares of Common Stock which represented the entire holdings of the Trust on such date.

     On May 5, 1998, the Trust completed the sale of 24,000,000 shares of Common Stock to Donaldson, Lufkin & Jenrette Securities Corporation at a price of $32.2105 per share. The net proceeds from the sale of the shares will be reinvested by the Trust. Following the sale, Mr. Hilton continues to own 22,946,838 shares of Common stock, representing approximately 9.3% of the shares outstanding based upon the number of shares reported to be outstanding by the Company in its Form 10K for its fiscal year ended December 31, 1997. Following the sale, Mr. Hilton continues to share voting power through the Conrad N. Hilton Foundation over 16,498,736 shares of Common Stock, representing approximately 6.7% of the shares reported to be outstanding by the Company in its Form 10K for its fiscal year ended December 31, 1997.

     2. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is hereby amended to add the following:

        Exhibit 3.4 Prospectus dated April 29, 1998 and Prospectus Supplement dated April 29, 1998 relating to sale of 24,000,000 shares of Common Stock by the Trust to Donaldson, Lufkin & Jenrette Securities Corporation.

     3. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.

                                      3

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 1998

                                       /s/ WILLIAM BARRON HILTON
                                       ----------------------------------------
                                       William Barron Hilton




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